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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Net2000 Communications, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

64122G 10 3

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ] Rule 13d-1(b)

    [   ] Rule 13d-1(c)

    [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 64122G 10 3

1. Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

SGC Partners II LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization: SGC Partners II LLC is organized under the laws of the State of Delaware

Number of

Shares 5. Sole Voting Power 2,045,515

Beneficially

Owned by 6. Shared Voting Power

Each

Reporting 7. Sole Dispositive Power 2,045,515

Person With:

8. Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,045,515

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 5.2%

12. Type of Reporting Person (See Instructions) OO

Item 1.

(a)	The name of the issuer is Net2000 Communications, Inc. (the “Issuer”)

(b)	The principal executive office of the Issuer is located at 2180 Fox Mill Road, Herndon, VA 20171.

Item 2.

(a)	SGC Partners II LLC

See additional information contained in Exhibit 2(a) attached hereto and incorporated herein by reference.
(b)	1221 Avenue of the Americas, 15th Floor, New York, NY 10020

(c)	Delaware

(d)	The class of securities to which the statement relates is Common Stock, $.01 par value per share (the “Common Stock”)

(e)	The CUSIP Number is 64122G 10 3

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

2,045,515

(b)	Percentage of Class:

5.2%

(c)	Number of shares as to which such person has:

(i) 2,045,515

(ii) 0

(iii) 2,045,515

(iv) 0

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
             on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SGC PARTNERS II LLC

By: /s/ Justin Hall-Tipping Name: Justin Hall-Tipping Title: Managing Director

Dated: August 24, 2001

EXHIBIT 2(a)

      The principal business of SGC Partners II LLC, a Delaware limited liability company (“SGC”), is conducting merchant banking activities. The executive offices of SGC are located at 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

      The sole member of SGC is SG Merchant Banking Fund L.P., a Delaware limited partnership, and its principal business is conducting merchant banking activities. The executive offices of SG Merchant Banking Fund L.P. are located at 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

      The general partner of SG Merchant Banking Fund L.P. is SG Capital Partners LLC, a Delaware limited liability company. The principal business of SG Capital Partners LLC is conducting merchant banking activities, and its executive offices are located at 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

      The managing member of SG Capital Partners LLC is SG Cowen Securities Corporation, a New York corporation, and its principal business is being a securities broker dealer. The executive offices of SG Cowen Securities Corporation are located at 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

      The name and present principal occupation or employment (in each such case being in the indicated capacity for SG Cowen Securities Corporation) of each of the executive officers and directors of SG Cowen Securities Corporation, are set forth below. Except as indicated otherwise in the table, all such directors are citizens of France and all such executive officers are United States citizens, and their business address is 1221 Avenue of the Americas, 15th Floor, New York, New York, 10020.

Name	Principal Occupation

Jacques Bouhet	Director, Chairman

Philippe Aymerich	Director

Kim Fennebresque	Director, President and CEO

Christophe Leblanc	Director, Co-Chief Financial Officer

Patrick Soulard	Director

Mark Litzler	Director

Steve DeCicco	Co-Chief Financial Officer

Frank Terrio	Chief Compliance Officer

Nicholas Davide	Head of Broker-Dealer Operations

Joseph Martorelli	Compliance Registered Options Principal

William Ryan	Securities Registered Options Principal

Elisabeth Q. Duncan	Secretary

Veronica M. Iuliano	Assistant Secretary

      The sole shareholder of SG Cowen Securities Corporation is Societe Generale, a company organized under the laws of France, and its principal business is providing commercial banking and investment banking services and conducting capital markets transactions with various types of investors. The executive offices of Societe Generale are located at 17 Cours Valmy, 92972 Paris La Defense Cedex, France.

      The name and present principal occupation or employment of each of the executive officers and directors of Societe Generale are set forth below. Except as indicated otherwise in the table, all such persons are citizens of France and their business address is 17 Cours Valmy, 92972 Paris La Defense Cedex, France.

Name	Capacity in Which Serves Societe Generale	Principal Occupation

Daniel Bouton	Chairman and Chief Executive Officer	Same

Marc Vienot	Honorary Chairman	Same

Jean-Paul Delacour	Director	Same

Pierre Bilger	[Chairman and Chief Executive Officer of Alstom]	Same

Anthony Blake Wyand (citizen of Great Britain)	[Executive Director CGNU Chairman of Supervisory Board of CGU France]	Deputy Chairman of CGU PLC

Jacques Calvet	Corporate Director	Same

Yves Cannac	Corporate Director	Same

Guy Dejouany	Director	Honorary Chairman of Vivendi

Pierre Faurre	Director	Chairman and Chief Executive Officer of Sagem

Antoine Jeancourt Galignani	Director	Chairman of Assurances Generales De France (AGF)

Kenjiro Hata (citizen of Japan)	Director	Chairman of the Board of The Meiji Mutual Life Insurance Company

Patrick Ricard	Director	Chairman and Chief Executive Officer of Pernod-Ricard

Ernest-Antoine Seilliere de Laborde	Director	Chairman of Compagnie Generale D' Industrie Et De Particpations CGIP

Serge Tchuruk	Director	Same

Gerard Baude	Director	Employee in Means of Payment department at the Aix-en-Provence branch

Daniel Gourichon	Director	Client relations officer at the Annemasse branch

Philippe Pruvost	Director	Asset management advisor at the Manton branch

Euan Baird	[Chairman and Chief Executive Officer of Schlumberger]

Philippe Citerne	Chief Executive Officer	Same

Didier Alix	Chief Executive, Retail Banking	Same

Xavier Debonneuil	Chief Executive, Corporate and Investment Banking	Same

Bruno Flichy	Chairman and Chief Executive Officer, Credit du Nord	Same

Philippe Collas	Chairman and Chief Executive Officer, SG Asset Management	Same

Alain Py	Senior Executive Vice President, Resources and Human Relations	Same

Herve Saint-Sauveur	Senior Executive Vice President, Finance and Corporate Planning	Same

Christian Schricke	Senior Executive Vice President, Corporate Secretariat	Same

Hughes Le Bret	Head of Group Communications	Same

Didier Hauguel	Senior Group Risk Controller	Same

Jaques Boubet	General Management Committee	Same

Yves-Claude Abescat	General Management Committee	Same

Bernard Beaufils	General Management Committee	Same

Stephen Brisby	General Management Committee	Same

Philippe Brosse	General Management Committee	Same

Alain Closier	General Management Committee	Same

Jean-Francois Gautier	General Management Committee	Same

Didier Hauguel	General Management Committee	Same

Henri Lassalle	General Management Committee	Same

Hughes Le Bret	General Management Committee	Same

Robert Le Roux	General Management Committee	Same

Jean-Pierre Lesage	General Management Committee	Same

Marc Litzler	General Management Committee	Same

Pierre Mathe	General Management Committee	Same

Jean-Louis Mattei	General Management Committee	Same

Jean-Pierre Mustier	General Management Committee	Same

Jean-Jaques Ogier	General Management Committee	Same

Jean-Paul Oudet	General Management Committee	Same

Rene Querret	General Management Committee	Same

Patrick Soulard	General Management Committee	Same

Jean Stern	General Management Committee	Same

Bernard de Talance	General Management Committee	Same

Catherine Thery	General Management Committee	Same

Yves Tuloup	General Management Committee	Same

Philippe Vigue	General Management Committee	Same